July 23, 2019

Levi Jacobson
President and Chief Executive Officer
Hemp Naturals, Inc.
16950 North Bay Road, Suite 1803
Sunny Isles Beach, Florida 33160

       Re: Hemp Naturals, Inc.
           Amended Offering Statement on Form 1-A
           Filed July 19, 2018
           File No. 024-10990

Dear Mr. Jacobson:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2019 letter.

Amended Form 1-A filed July 19, 2019

Use of Proceeds, page 16

1. We note your response to comment 1 and the updated disclosure on page 4 which states that the use of proceeds may be used to "pay off debt." It appears you intend to use offering proceeds to repay the Power Up notes in the event your defense of the lawsuit is unsuccessful. If true, please revise to clarify such plans, update the Dilution disclosure and the Use of Proceeds table to reflect the repayments, and update MD&A to address your liquidity assuming you are unable to raise sufficient funds to repay the Power Up notes. Please also disclose the information required by Item 6 of Form 1-A in the Use of
      Proceeds section. See Instruction 6 to Item 6 of Form 1-A.
 Levi Jacobson
Hemp Naturals, Inc.
July 23, 2019
Page 2

       You may contact Linda Cvrkel at 202-551-3813 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

FirstName LastNameLevi Jacobson                           Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
Comapany NameHemp Naturals, Inc.
                                                          Mining
July 23, 2019 Page 2
cc:       Tom DeNunzio
FirstName LastName